FORM 25

Securities and Exchange Commission
Washington, D.C. 20549

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-11758

Morgan Stanley, NASDAQ Stock Market LLC
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(Exact name of Issuer as specified in its charter, and name of
Exchange where security is listed and/or registered)

1585 Broadway, New York, New York 10036 (212) 761-4000
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(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

9% Targeted Income Strategic Total Return Securities due October 30, 2011
Exchangeable for a Cash Amount Based on the CBOE NASDAQ-100 BuyWrite IndexSM
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(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

|_| 17 CFR 240.12d2-2(a)(1)

|X| 17 CFR 240.12d2-2(a)(2)

|_| 17 CFR 240.12d2-2(a)(3)

|_| 17 CFR 240.12d2-2(a)(4)

|_| Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

|_| Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Morgan Stanley certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 20, 2012	By: /s/ Jeanne Greeley O’Regan	Deputy Corporate Secretary and Counsel
DATE	NAME: Jeanne Greeley O’Regan	TITLE

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(1)	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.